SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2016

Commission File Number: 1-12158

Sinopec Shanghai Petrochemical Company Limited

(Translation of registrant’s name into English)

No. 48 Jinyi Road, Jinshan District, Shanghai, 200540

The People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

EXHIBITS

Exhibit
Number

99.1	Resolutions Passed at the First Extraordinary General Meeting for 2016.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SINOPEC SHANGHAI PETROCHEMICAL COMPANY LIMITED

Date: October 18, 2016	By:	/s/ Wang Zhiqing
	Name:	Wang Zhiqing
	Title:	President

Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

Sinopec Shanghai Petrochemical Company Limited

(A joint stock limited company incorporated in the People’s Republic of China)

(Stock Code: 00338)

Resolutions Passed at the First Extraordinary General Meeting for 2016

The Board and all its directors guarantee that, this announcement does not contain any false information, misleading statement or material omission, and severally and jointly accept responsibility for the authenticity, accuracy and completeness of the contents of this announcement.

Important:

•	Whether the first extraordinary general meeting of 2016 of the Company (the “EGM”) has vetoed resolution: No

I.	The convening and attendance of the EGM

(1)	Date of the EGM: 18 October 2016

(2)	Venue of the EGM: Jinshan Hotel, No. 1, Jinyi East Road, Jinshan District, Shanghai

(3)	Information of ordinary shareholders and preferred shareholders of recovery voting rights who attended the EGM and their shareholdings:

A total of 16 shareholders and authorised proxies attended the EGM in person and a total of 91 shareholders voted through the on-line voting system. They held an aggregate of approximately 8.997 billion of the Company’s shares, accounting for 83.30% out of 10.8 billion voting shares (including a total of 7.305 billion A shares and a total of 3.495 billion H shares) of the Company at the EGM. Shareholders who are required to abstain from voting as set out in the Rules Governing the Listing of Stocks on Shanghai Stock Exchange and the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited in respect of the resolutions on continuing connected transactions (ordinary resolution 1 and ordinary resolution 2) hold 5.46 billion shares, were abstained from voting at the EGM. Therefore, the total number of shares entitling the holders to attend and vote on the resolution at the EGM is 3.537 billion shares. No shareholder of the Company who was entitled to attend the EGM was required to vote only against any resolution at the EGM.

In respect of the convening of the EGM:

1. Number of shareholders attended the EGM in person or authorized proxies		107
of which:	number of A Shareholders	105
	number of H Shareholders	2
2. Total number of shares with voting rights (Shares)		8,996,808,019
of which:	total number of shares held by A Shareholders	5,542,096,698
	total number of shares held by H Shareholders	3,454,711,321
3. Percentage of total issued shares of the Company with voting rights (%)		83.30
of which:	percentage of total issued shares held by A Shareholders	51.31
	percentage of total issued shares held by H Shareholders	31.99

(4)	The EGM was convened by the board of directors (the “Board”) of the Company, and Mr. Wang Zhiqing, Chairman of the Company, presided over the meeting. The convening and voting of the EGM complied with the relevant regulations of the Company Law of the PRC and the articles of association of the Company.

(5)	Attendance of directors, supervisors and the secretary to the board at the EGM

1.	The Board had twelve directors, nine of whom attended the EGM. Mr. Wang Zhiqing, Chairman of the Company, Mr. Wu Haijun and Mr. Gao Jinping, Vice Chairmen of the Company, Mr. Ye Guohua and Mr. Guo Xiaojun, directors of the Company, Mr. Cai Tingji, Mr. Zhang Yimin, Mr. Liu Yunhong and Mr. Du Weifeng, independent non-executive directors of the Company, attended the EGM. Mr. Jin Qiang, Mr. Lei Dianwu and Mr. Mo Zhenglin, directors of the Company, were absent from the EGM due to other business engagements.

2.	The Supervisory Committee of the Company had five supervisors, four of whom attended the EGM. Mr. Zuo Qiang and Ms. Li Xiaoxia, supervisors of the Company, Mr. Zheng Yunrui and Mr. Pan Fei, independent supervisors of the Company, attended the EGM. Mr. Zhai Yalin, supervisors of the Company, was absent from the EGM due to other business engagements.

3.	Mr. Zhang Jianbo, the secretary to the Board, attended the EGM.

II.	Voting results of resolutions

The following ordinary resolutions were considered and passed at the EGM through a combination of on-site open ballot and on-line voting:

(1)	Voting results of resolutions by way of non-cumulative voting

1.	Resolution: the “Mutual Product Supply and Sale Services Framework Agreement” (2017-2019) and the continuing connected transactions contemplated thereunder (the “On-going Connected Transactions”, same as below), and the annual caps on the relevant continuing connected transactions for each of the three years ending 31 December 2017, 31 December 2018 and 31 December 2019. To approve and confirm generally and unconditionally that all directors of the Company are authorized to do things and act necessary or desirable to implement and give effect to any of the matters relating to, or incidental to, the “Mutual Product Supply and Sales Services Framework Agreement”, and to make changes thereto which may in his or her opinion be necessary or desirable.

Results of consideration: approved

Voting results:

Type of Shareholders	For		Against
	Number of votes (Share)	Percentage* (%)	Number of votes (Share)	Percentage* (%)
A Share	75,894,512	92.85	5,845,786	7.15
H Share	1,726,842,523	96.55	61,748,527	3.45
Ordinary Shares in aggregate	1,802,737,035	96.39	67,594,313	3.61

*	Pursuant to Article 90 of the Articles of Association, abstentions or failures to vote will not be processed as shares with voting rights when the Company is calculating the results of voting.

Percentage of shares voted in favor refers to the proportion of shares voted in favor by the shareholders or proxies accounting for the total voting shares (i.e. shares voted in favor + shares voted against) held by the shareholders or their proxies attending the EGM. (The same below)

Percentage of shares voted against refers to the proportion of shares voted against by the shareholders or proxies accounting for the total voting shares (i.e. shares voted in favor + shares voted against) held by the shareholders or their proxies attending the EGM. (The same below)

2.	Resolution: the “Comprehensive Services Framework Agreement” (2017-2019), the continuing connected transactions contemplated thereunder and the annual caps on the relevant continuing connected transactions for each of the three years ending 31 December 2017, 31 December 2018 and 31 December 2019. To approve and confirm generally and unconditionally that all directors of the Company are authorized to do things and act necessary or desirable to implement and give effect to any of the matters relating to, or incidental to, the “Comprehensive Services Framework Agreement”, and to make changes thereto which may in his or her opinion be necessary or desirable.

Results of consideration: approved

Voting results:

Type of Shareholders	For		Against
	Number of votes (Share)	Percentage* (%)	Number of votes (Share)	Percentage* (%)
A Share	75,855,712	92.80	5,884,586	7.20
H Share	1,071,640,620	63.49	616,118,530	36.51
Ordinary Shares in aggregate	1,147,496,332	64.85	622,003,116	35.15

(2)	Voting details on material issues by A-share shareholders individually or jointly holding less than 5% interests of the Company’s total shares

Number of Resolution	Resolution	For		Against
		Number of votes	Percentage (%)	Number of votes	Percentage (%)
1	To consider and approve the resolution on the “Mutual Product Supply and Sale Services Framework Agreement” (2017-2019) and the annual caps on the continuing connected transactions contemplated thereunder for years (i.e. the “On-going Connected Transactions”, same as below)(Please refer to Remarks 1 for details).	75,894,512	92.85	5,845,786	7.15
2	To consider and approve the resolution on the “Comprehensive Services Framework Agreement” (2017-2019) and the annual caps on the relevant continuing connected transactions contemplated thereunder for the years (Please refer to Remarks 2 for details).	75,855,712	92.80	5,884,586	7.20

Remarks 1: To consider and approve the “Mutual Product Supply and Sale Services Framework Agreement” (2017-2019) and the continuing connected transactions contemplated thereunder, and the annual caps on the relevant continuing connected transactions for each of the three years ending 31 December 2017, 31 December 2018 and 31 December 2019. To approve and confirm generally and unconditionally that all directors of the Company are authorized to do things and act necessary or desirable to implement and give effect to any of the matters relating to, or incidental to, the “Mutual Product Supply and Sales Services Framework Agreement”, and to make changes thereto which may in his or her opinion be necessary or desirable.

Remarks 2: To consider and approve the “Comprehensive Services Framework Agreement” (2017-2019), the continuing connected transactions contemplated thereunder and the annual caps on the relevant continuing connected transactions for each of the three years ending 31 December 2017, 31 December 2018 and 31 December 2019. To approve and confirm generally and unconditionally that all directors of the Company are authorized to do things and act necessary or desirable to implement and give effect to any of the matters relating to, or incidental to, the “Comprehensive Services Framework Agreement”, and to make changes thereto which may in his or her opinion be necessary or desirable.

3. Explanation in relation to the voting results of the resolutions

As the above ordinary resolutions 1 and 2 involves continuing connected transactions, in accordance with the provisions, the related shareholder China Petroleum & Chemical Corporation did not participate in the vote. The voting shares of 5.46 billion shares they held are not included in the total number of shares with voting rights regarding the above two resolutions.

The Company had appointed its international auditor for the year 2016, PricewaterhouseCoopers, as the scrutineer of the EGM to monitor the vote-taking procedures. The Company has complied with the voting instructions stipulated by HKSCC Nominees Limited.

III.	Lawyer’s certification

(1)	Legal advisors: Beijing Haiwen & Partners

Lawyer: Mr. Gao Wei and Mr. Xu Qifei

(2)	Lawyer’s certification:

As attested by and stated in the legal opinion (the “Legal Opinion”) issued by Mr. Gao Wei and Mr. Xu Qifei of of Beijing Haiwen & Partners, the Company’s legal advisors as to PRC law, “the convening and holding of the EGM, the qualification of the convener, the qualifications of shareholders or proxies who attended the EGM and the voting procedures adopted at the EGM were in compliance with the provisions of the relevant laws and the articles of association of the Company. As a result, the resolutions of the EGM are legally valid”.

IV.	Documents available for inspection

(1)	Resolutions Passed at the First Extraordinary General Meeting for 2016, signed and confirmed by the directors, supervisors and the secretary to the Board who attended thereat, and stamped with the stamp of the Company;

(2)	Legal opinions signed by the director of the law firm and stamped with the stamp; and

(3)	Other documents required by the Shanghai Stock Exchange.

By Order of the Board Sinopec Shanghai Petrochemical Company Limited Zhang Jianbo Joint Company Secretary

Shanghai, the PRC, 18 October 2016

As at the date of this announcement, the executive directors of the Company are Wang Zhiqing, Wu Haijun, Gao Jinping, Ye Guohua, Jin Qiang and Guo Xiaojun; the non-executive directors of the Company are Lei Dianwu and Mo Zhenglin; and the independent non-executive directors of the Company are Cai Tingji, Zhang Yimin, Liu Yunhong and Du Weifeng.